UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Dollaride, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
December 13, 2016

Physical address of issuer
370 Jay Street, Brooklyn, NY, 11201 United States

Website of issuer
https://dollaride.com

Current number of employees
1

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$784,167	$148,436
Cash and Cash Equivalents	$308,667	$148,436
Accounts Receivable	$463,035	$0
Short-term Debt	$35,587	$0
Long-term Debt	$0	$0
Revenues/Sales	$515,396	$1,009
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$159,738	-$133,859

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Sulaiman Sanni

(Signature)

Sulaiman Sanni

(Name)

CEO, Director

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Sulaiman Sanni

(Signature)

Sulaiman Sanni

(Name)

CEO, Director

(Title)

April 30, 2021

(Date)

/s/Christopher Coles

(Signature)

Christopher Coles

(Name)

CTO, Director

(Title)

April 30, 2021

(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C-AR)


April 30, 2021

Dollaride, Inc.




The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering report:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C-AR; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://dollaride.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/dollaride

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or other materials supplied herewith. The delivery of this Form C-AR at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C-AR.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each prospective Investor is urged to read this Form C-AR and the Exhibits hereto in their entirety.

Dollaride, Inc. is a Delaware corporation incorporated/formed on December 13, 2016.

The Company is located at 370 Jay Street, Brooklyn, NY, 11201 United States.

The Company's website is https://dollaride.com

The Company conducts business in Company operates out of New York.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/dollaride

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not currently registered to do business in New York.

The Company does not currently registered to do business in New York. Failure to obtain a business license could subject the Company to fines, fees, and other penalties including back taxes. Such penalties could affect the financial health of the Company.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Additional Information
The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C-AR or which will be made available to Investors and their professional advisors upon request.

The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C-AR. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C-AR or any other matter relating to the Securities described in this Form C-AR, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C-AR AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Dollaride is a mobility company for communities underserved by public transit. Our mission is to make public transit accessible and affordable for anyone, anywhere, starting with those who live in transit deserts. Our product connects people living in transit deserts to informal micro-transit networks called "dollar vans". In NYC, this network includes 500+ drivers serving 120K daily passengers primarily in the outer-boroughs. Through Dollaride's mobile applications (free on Android and iOS), drivers are able to grow their businesses by expanding their territory, accepting credit card payments, and serving more passengers on new routes.
Additionally, Dollaride collects real-time data on informal transit networks, which enables reporting on ridership, vehicle miles traveled, and greenhouse gas emissions. Dollaride envisions a world where people who live in transit deserts shift from relying on private vehicles to using mass transit.

Business Plan
Dollaride makes money in two ways: (1) by collecting a fee (20-33%) for each ride taken on our dollar vans. (2) Contracts: charging an annual subscription fee (starting at $50K/year) per route created for private shuttle services for enterprise clients (i.e. companies, RE developers, healthcare facilities, schools, and districts)

The Company's Products and/or Services

Product / Service	Description	Current Market
Driver App	The Driver App enables drivers to accept digital payments, and expand their service territory along new routes. Available in iOS and Android.	Direct-to-Consumer market; Boomers, Gen X & Millenials. NYC's market includes approximately ~24000 dollar van drivers, approximately 500 of which are fully licensed authorized by the TLC to do commuter van service. The typical driver's persona is as follows: - Male - Entrepreneurial, working-class. Android user. - Immigrant or 2nd generation Caribbean/African/ Chinese-American - Skeptical of local law enforcement. Lives in a cash- based economy Age 30-55, Education: HS diploma, Single, and income level: $35K-$55K
Passenger App	The Passenger app enables riders to find routes, drivers and pay their fares using credit/debit card. Available in iOS and Android.	Direct-to-Consumer market; Boomers, Gen X & Millenials. In NYC, there are 600K adult-age people living in transit deserts, all of whom we consider our target users. NYC's total addressable market has an estimated value of $600M as a mobility marketplace. Nationally, there are 4.5M people living in transit deserts, which equates to a $4.32B domestic market opportunity. The typical rider's persona is as follows: - Female - Professional, middle-class. iPhone user. - African-American, Latina, Immigrant or 2nd generation Caribbean/African/Chinese-American - Values speed above safety on her daily commute. Age 25-50, Education: (Some) College degree, Mother, and income level: $50K-$75K

Enterprise Routes	For B2B clients, Dollaride creates routes in transit deserts designed to be accessible to the client's employees, members or constituents.	The current market for this service includes NYC business improvement districts (BIDS), large corporations in commercial/industrial zones, commercial real estate development firms, large apartment complexes, and local gov't housing agencies (NYCHA, Mitchel Lama)

Competition

We compete with Via, Uber & Lyft. However, we are positioned differently, as a personalized mass transit solution for daily commuters. At $2 fares, we're more affordable than the NYC subway and all other ride-sharing services. Dollar vans also have a unique TLC license that allows transporting up to 22 passengers per vehicle, whereas the other services are capped at 8 passengers per vehicle with their FHV license.

Customer Base

Drivers - the transportation service provider (i.e supply side) Riders - the customers (i.e the demand) Enterprise Clients - B2B clients that fund the creation of new routes Dollaride is a two-sided marketplace connecting riders and drivers. However, our go-to-market strategy includes offering mobility-as-a-service to organizations located in transit deserts. Corporate clients, commercial real estate developers, business districts, healthcare facilities, and community foundations hire Dollaride to create new routes targeting their constituents, members, and employees

Supply Chain

We hire our software engineers through different third-party providers, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property

The Company does not own any trademarks or patents.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is unaware of any threatened or actual litigation against it.

DIRECTORS

The directors and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Sulaiman Sanni	CEO, Director	Dollaride - CEO. 2017-Present	B.A. Psychology - Boston College Class of 2007 MS Business Management - Boston College Class of 2008 Harvard Business School Executive Education Program - Strategy Class of 2017.
Christopher Coles	CTO, Director	Dollaride - CTO. 2017-Present	BS Economics - Columbia University Class of 2011

OFFICERS

The officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Sulaiman Sanni	CEO, Director	Dollaride - CEO. 2017-Present	B.A. Psychology - Boston College Class of 2007 MS Business Management - Boston College Class of 2008 Harvard Business School Executive Education Program - Str
Christopher Coles	CTO, Director	Dollaride - CTO. 2017-Present	BS Economics - Columbia University Class of 2011

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently employs 1 employee.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following classes of Securities:

Type/Class of security	Common Stock
Amount Authorized	10,000,000
Amount outstanding/Face Value	7,667,000
Par Value (if applicable)	$0.00001
Voting Rights	Yes, one vote per share
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	83.4%

Type/Class of security	Stock Options
Amount Authorized	666,666
Amount outstanding/Face Value**	300,000
Par Value (if applicable)	.00001
Voting Rights	Yes
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Company may issue additional Stock Options which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.3%

The Company has the following reserved/outstanding convertible securities:

Type/Class of security	SAFE
Cash Value of SAFEs Outstanding (Including Interest)	$50,000
Reserved Shares Required Upon Conversion*	47,918
Voting Rights	No, but voting rights may be granted upon conversion
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These securities are likely to convert to stock in the future, which could dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.5%
Additional Terms	The SAFEs have a $8,000,000 valuation cap and a 90% discount rate. The SAFEs convert upon an equity financing, which means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation

Type/Class of security	SAFE
Cash Value of Notes Outstanding (Including Interest)	$280,000
Reserved Shares Required Upon Conversion*	429,355
Voting Rights	No, but voting rights may be granted upon conversion
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These securities are likely to convert to stock in the future, which could dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.7%
Additional Terms	The SAFEs have a $5,000,000 valuation cap and a 50% discount rate. The SAFEs convert upon an equity financing, which means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation

Type/Class of security	SAFE
Cash Value of Notes Outstanding (Including Interest)	$32,000
Reserved Shares Required Upon Conversion*	49,069
Voting Rights	No, but voting rights may be granted upon conversion
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These securities are likely to convert to stock in the future, which could dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.5%
Additional Terms	The SAFEs have a $5,000,000 valuation cap and a 80% discount rate. The SAFEs convert upon an equity financing, which means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation

Type/Class of security	SAFE
Cash Value of Notes Outstanding (Including Interest)	$25,000
Reserved Shares Required Upon Conversion*	38,335
Voting Rights	No, but voting rights may be granted upon conversion
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These securities are likely to convert to stock in the future, which could dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.4%
Additional Terms	The SAFEs have a $5,000,000 valuation cap and a 75% discount rate. The SAFEs convert upon an equity financing, which means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred

	Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation

Type/Class of security	Warrant
Cash Value	$200,000
Reserved Shares Required Upon Exercise	250,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These securities are likely to convert to stock in the future, which could dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.7%

Type/Class of security	Crowd SAFE
Cash Value	$425,104
Reserved Shares Required Upon Exercise	408,753
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These securities are likely to convert to stock in the future, which could dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.5%
Additional Terms	The SAFEs have a $8,000,000 valuation cap and a 20% discount rate.

* The shares required to convert the SAFE are calculated based on their respective valuation caps and using the current number of shares of outstanding Common Stock.
** The percentage assumes conversion and issuance of all convertible securities and stock reserved for the option pool.

Debt
The Company has no debt outstanding.

Ownership
Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Sulaiman Sanni	6,000,000/Common stock	72%
Christopher Coles	1,667,000/Common stock	20%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
Dollaride, Inc. (the "Company") was incorporated on December 13, 2016 under the laws of the State of Delaware, and is headquartered at 370 Jay Street, Brooklyn, NY, 11201 United States. Dollaride is a tech platform that facilitates ridesharing through mobile apps for the NYC commuter van industry.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Number of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE	$387,000	17	Technology Builds	October 18, 2019	Section 4(a)(2)
Warrant	$250,000	1 Warrant	Technology Builds	August 20, 2020	Section 4(a)(2)
Stock Options	$6.66	666,666	Product Development and Engineering	December 31, 2020	Section 4(a)(2)
Crowd SAFE	$425,104	425,104	Product Development and Engineering	December 4, 2020	Section 4(a)(6)

TAX MATTERS

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

I, Sulaiman Sanni, certify that: the financial statements of Dollaride, Inc.. included in this Form are true and complete in all material respects.

/s/ Sulaiman Sanni
_____
(Signature)

Sulaiman Sanni
_____
(Name)

CEO, Director
_____
(Title)

April 30, 2021
_____
(Date)

EXHIBIT B
Financials

Dollaride

Balance Sheet

As of December 31, 2020

	JAN - MAR, 2020	APR - JUN, 2020	JUL - SEP, 2020	OCT - DEC, 2020
ASSETS				
Current Assets				
Bank Accounts				
Bill.com Money In Clearing	0.00	0.00	0.00	-5,571.51
Brex Cash Account	0.00	0.00	4,500.00	20,500.00
Dollaride Business Checking (4054)	70,690.62	76,437.96	33,877.46	293,739.07
PayPal Bank	0.00	0.00	0.00	0.00
Total Bank Accounts	**$70,690.62**	**$76,437.96**	**$38,377.46**	**$308,667.56**
Accounts Receivable				
Accounts Receivable (A/R)	128,130.00	510,550.00	463,035.00	463,035.00
Total Accounts Receivable	**$128,130.00**	**$510,550.00**	**$463,035.00**	**$463,035.00**
Other Current Assets				
Uncategorized Asset	13,664.77	14,464.77	14,464.77	12,464.77
Total Other Current Assets	**$13,664.77**	**$14,464.77**	**$14,464.77**	**$12,464.77**
Total Current Assets	**$212,485.39**	**$601,452.73**	**$515,877.23**	**$784,167.33**
TOTAL ASSETS	**$212,485.39**	**$601,452.73**	**$515,877.23**	**$784,167.33**
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Credit Cards				
Barclay Card	0.00	-76.91	-76.91	-76.91
Brex Credit Card	0.00	-3,579.15	-19,330.82	-29,792.69
Total Credit Cards	**$0.00**	**$ -3,656.06**	**$ -19,407.73**	**$ -29,869.60**
Other Current Liabilities				
AR Angels	0.00	12,006.00	15,386.00	-7,226.16
Payroll Liabilities	0.00	0.00	0.00	0.00
Federal Taxes (941/944)	0.00	0.00	0.00	1,278.70
Federal Unemployment (940)	0.00	0.00	0.00	39.24
NYS Employment Taxes	0.00	0.00	0.00	0.00
NYS Income Tax	0.00	0.00	0.00	190.10
Total Payroll Liabilities	**0.00**	**0.00**	**0.00**	**1,508.04**
Total Other Current Liabilities	**$0.00**	**$12,006.00**	**$15,386.00**	**$ -5,718.12**
Total Current Liabilities	**$0.00**	**$8,349.94**	**$ -4,021.73**	**$ -35,587.72**
Total Liabilities	**$0.00**	**$8,349.94**	**$ -4,021.73**	**$ -35,587.72**
Equity				
Convertible Security	396,043.86	396,043.86	396,043.86	790,183.36
Opening Balance Equity	10,268.61	10,268.61	10,268.61	10,268.61
Owner's Investment	3,900.00	3,900.00	3,900.00	3,900.00
Retained Earnings	-144,335.72	-144,335.72	-144,335.72	-144,335.72
Net Income	-53,391.36	327,226.04	254,022.21	159,738.80
Total Equity	**$212,485.39**	**$593,102.79**	**$519,898.96**	**$819,755.05**
TOTAL LIABILITIES AND EQUITY	**$212,485.39**	**$601,452.73**	**$515,877.23**	**$784,167.33**

Dollaride

Profit and Loss
January - December 2020

	TOTAL
Income	
Refunds	29.93
Sales	515,366.18
Total Income	**$515,396.11**
GROSS PROFIT	**$515,396.11**
Expenses	
Advertising & Marketing	24.76
Ask My Accountant	30,434.26
Bank Charges & Fees	39.00
Contractors	300,079.17
Insurance	258.58
Legal & Professional Services	1,879.95
Office Supplies & Software	5,905.19
Other Business Expenses	5,231.35
Payroll Expenses	0.00
Taxes	539.55
Wages	6,540.00
Total Payroll Expenses	**7,079.55**
Rent & Lease	4,305.00
Taxes & Licenses	57.00
Travel	36.50
Uncategorized Expense	1,327.00
Total Expenses	**$356,657.31**
NET OPERATING INCOME	**$158,738.80**
Other Income	
Grants	1,000.00
Total Other Income	**$1,000.00**
NET OTHER INCOME	**$1,000.00**
NET INCOME	**$159,738.80**